EIGER ANNOUNCES PRIVATE PLACEMENT

Toronto, September 15, 2005 - Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) (“Eiger”) is pleased to announce that it is conducting a private placement of units (the "Private Placement") in its securities at a price of $0.25 per unit. Each unit (the "Units") is comprised of one share and one share purchase warrant (the "Warrants"). The Warrants, each of which is convertible to one common share upon exercise, are exercisable for a period of one year at an exercise price of $0.50 per warrant.

The Private Placement has a maximum subscription of 2,000,000 Units. If the Private Placement is fully subscribed, the Company will receive proceeds of $500,000. If the Warrants are exercised, Eiger will receive an additional $1,000,000. The Private Placement is a non-brokered private placement. Under the policies of the TSX, it is anticipated to close within 45 days.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 of refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto

Chief Financial Officer

Eiger Technology, Inc.

Telephone: (416) 216-8659, Ext. 302

jmoretto@eigertechnology.com